ALPS ETF TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 25, 2013

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	ALPS ETF Trust (the “Registrant”) (File Nos. 333-148826; 811-22175)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, ALPS ETF Trust, and the undersigned distributor, ALPS Portfolio Solutions Distributor, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to June 25, 2013 at 4 p.m. Eastern Time, or as soon thereafter as practicable.

If you have any questions, please call Tané T. Tyler at (303) 623-2577.

Very truly yours,

ALPS ETF TRUST

/s/ Tané T. Tyler
By: Tané T. Tyler
Title: Secretary

ALPS PORTFOLIO SOLUTIONS DISTRIBUTOR, INC.

/s/ Thomas A. Carter
By: Thomas A. Carter
Title: President